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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

VALOR COMMUNICATIONS GROUP, INC.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

9020255106

(CUSIP Number)

William M. Ojile, Jr., Esq.
Senior Vice President
Chief Legal Officer and Secretary
Valor Communications Group, Inc.
201 E. John Carpenter Freeway, Suite 200
Irving, Texas 75062
(972) 373-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 14, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 9020255106

1.	Name of Reporting Person: VESTAR CAPITAL PARTNERS III, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: None

		8.	Shared Voting Power: 32,577,205*

		9.	Sole Dispositive Power: None

		10.	Shared Dispositive Power: 2,315,734

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 32,577,205*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 45.99%*

14.	Type of Reporting Person (See Instructions): CO

*	Includes shares held of record by other persons, for which the reporting person disclaims beneficial ownership. See Item 5.

CUSIP No. 9020255106

1.	Name of Reporting Person: VESTAR CAPITAL PARTNERS IV, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: None

		8.	Shared Voting Power: 32,577,205*

		9.	Sole Dispositive Power: None

		10.	Shared Dispositive Power: 7,152,952

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 32,577,205*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 45.99%*

14.	Type of Reporting Person (See Instructions): CO

*	Includes shares held of record by other persons, for which the reporting person disclaims beneficial ownership. See Item 5.

CUSIP No. 9020255106

1.	Name of Reporting Person: VESTAR/VALOR LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: None

		8.	Shared Voting Power: 32,577,205*

		9.	Sole Dispositive Power: None

		10.	Shared Dispositive Power: 134,990

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 32,577,205*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 45.99%*

14.	Type of Reporting Person (See Instructions): CO

*	Includes shares held of record by other persons, for which the reporting person disclaims beneficial ownership. See Item 5.

CUSIP No. 9020255106

1.	Name of Reporting Person: VESTAR ASSOCIATES CORPORATION III		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: None

		8.	Shared Voting Power: 32,577,205*

		9.	Sole Dispositive Power: None

		10.	Shared Dispositive Power: 2,315,734*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 32,577,205*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 45.99%*

14.	Type of Reporting Person (See Instructions): CO

*   Includes shares held of record by other persons, for which the reporting person disclaims beneficial ownership. See Item 5.

CUSIP No. 9020255106

1.	Name of Reporting Person: VESTAR ASSOCIATES IV, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: None

		8.	Shared Voting Power: 32,577,205*

		9.	Sole Dispositive Power: None

		10.	Shared Dispositive Power: 7,287,942*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 32,577,205*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 45.99%*

14.	Type of Reporting Person (See Instructions): CO

*   Includes shares held of record by other persons, for which the reporting person disclaims beneficial ownership. See Item 5.

Item 1. Security and Issuer.

     This statement on Schedule 13D relates to the Common Stock, $0.0001 par value per share (the “Common Stock”) of Valor Communications Group, Inc. a Delaware corporation (“Valor”). Valor’s principal executive office is located at 201 E. John Carpenter Freeway, Suite 200, Irving, Texas 75062.

Item 2. Identity and Background.

     This Statement is being filed by (i) Vestar Capital Partners III, L.P. (“VCP III”), Vestar Capital Partners IV, L.P. (“VCP IV”) and Vestar/Valor LLC (“V/V”, and together with VCP III and VCP IV, collectively the “Vestar Investors”), by virtue of their direct ownership of Common Stock, and (ii) Vestar Associates Corporation III (“VAC III”), the general partner of Vestar Associates III, L.P. (“VA III”) (which is the general partner of VCP III) and Vestar Associates Corporation IV (“VAC IV”), the general partner of Vestar Associates IV, L.P. (“VA IV”) (which is the general partner of VCP IV) by virtue of their indirect control of the Vestar Investors. The Vestar Investors, VAC III and VAC IV are collectively the “Reporting Persons” and individually a “Reporting Person.”

     VCP III is a Delaware limited partnership. Its principal business office is located at 245 Park Avenue, 41st Floor, New York, NY 10167. VCP III is principally engaged in the business of venture capital and private equity investment.

     VCP IV is a Delaware limited partnership and is the managing member of V/V. Its principal business office is located at 245 Park Avenue, 41st Floor, New York, NY 10167. VCP IV is principally engaged in the business of venture capital and private equity investment.

     V/V is a Delaware limited liability company. Its principal business office is located at 245 Park Avenue, 41st Floor, New York, NY 10167. V/V is principally engaged in the business of venture capital and private equity investment.

     VA III is a Delaware limited partnership and is the general partner of VCP III. Its principal business office is located at 245 Park Avenue, 41st Floor, New York, NY 10167. VA III is principally engaged in the business of venture capital and private equity investment.

     VAC III is a Delaware corporation and is the general partner of VA III. Its principal business office is located at 245 Park Avenue, 41st Floor, New York, NY 10167. VAC III is principally engaged in the business of venture capital and private equity investment.

     VA IV is a Delaware limited partnership and is the general partner of VCP IV. Its principal business office is located at 245 Park Avenue, 41st Floor, New York, NY 10167. VA IV is principally engaged in the business of venture capital and private equity investment.

     VAC IV is a Delaware corporation and is the general partner of VA IV. Its principal business office is located at 245 Park Avenue, 41st Floor, New York, NY 10167. VAC IV is principally engaged in the business of venture capital and private equity investment.

     Attached as Schedules A and B is certain information concerning the executive officers and directors of VAC III and VAC IV, respectively. Mssrs. Todd N. Khoury and Federico F. Peña, who are included on Schedule B as officers of VAC IV, also serve as directors of Valor. Mssrs. Khoury and Peña severally disclaim beneficial ownership of the shares of common stock held by the Vestar Investors.

     During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the persons listed on Schedules A or B, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     The Common Stock beneficially owned by the Vestar Investors was acquired on February 14, 2005 in connection with the reorganization of Valor Telecommunications, LLC (“VTC”) and Valor Telecommunications Southwest, LLC (“VTS”) pursuant to a Contribution Agreement dated February 14, 2005 by and among Valor and the Vestar Investors (the “Contribution Agreement”). Pursuant to the Contribution Agreement and other substantially similar contribution agreements by and among Vestar and other equity holders of VTC and VTS, the equity holders of VTS and VTC, including the Vestar Investors, received in the aggregate 39,598,103 shares of Common Stock in exchange for the contribution of all equity interests in VTC and VTS. The foregoing summary of the Contribution Agreement and other contribution agreements is qualified in its entirety by reference to the text of Exhibit 1.

Item 4. Purpose of Transaction.

     The Vestar Investors and Vestar Indirect Holders acquired the Common Stock directly owned by the Vestar Investors as part of the reorganization of Valor, VTC and VTS pursuant to the Contribution Agreement.

     The information set forth under Items 3 and 6 is hereby incorporated by this reference.

     Except as otherwise described in this Schedule 13D, none of the Reporting Persons nor, to the best knowledge of each Reporting Person, any of the persons named in Schedules A and B, has formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of Valor, or the disposition of securities of Valor; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Valor or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of Valor or any of its subsidiaries; (d) any change in the present Board of Directors or management of Valor, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of Valor; (f) any other material change in Valor’s business or corporate structure; (g) any changes in Valor’s charter or by-laws or other actions which may impede the acquisition or control of Valor by any person; (h) causing a class of securities of Valor to be delisted from a national securities exchange or cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) causing a class of equity securities of Valor to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to those enumerated above.

Item 5. Interest in Securities of the Issuer.

     The ownership percentages set forth below are based on 70,833,333 shares of Valor common stock outstanding as set forth in the prospectus filed pursuant to Rule 424(b)(4) by Valor dated February 8, 2005. By virtue of the relationships described under Item 6, each Reporting Person may be deemed to share voting power with respect to, and therefore beneficially own 32,577,205 shares of Common Stock, or 45.99% of the outstanding shares of Common stock. All of such 32,577,205 shares of Common Stock are subject to the Securityholders’ Agreement described under Item 6. Individual interests in the securities of Valor are as follows:

     VCP III is the record owner of 2,315,731 shares of Common Stock, or approximately 3.27% of the outstanding shares of Common Stock. All of such 2,315,731 shares of Common Stock are subject to the Securityholders’ Agreement described under Item 6. VCP III shares power to vote such Common Stock with the other Vestar Investors and the Wlesh Investors (as defined in Item 6). VCP III shares power to dispose of such Common Stock with VAC III, and no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Stock. By virtue of the relationships described under Item 6, each of the Vestar Investors and the Welsh Investors (as defined in Item 6) may be deemed to beneficially own 2,315,731 shares of Common Stock, which represents the Common Stock directly beneficially owned by VCP III.

     VCP IV is the record owner of 7,152,952 shares of Common Stock, or approximately 10.10% of the outstanding shares of Common Stock. All of such 7,152,952 shares of Common Stock are subject to the Securityholders’ Agreement described under Item 6. VCP IV shares power to vote such Common Stock with the other Vestar Investors and the Welsh Investors (as defined in Item 6). VCP IV shares power to dispose of such Common Stock with VAC IV, and no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Stock. By virtue of the relationships described under Item 6, each of the Vestar Investors and the Welsh Investors (as defined in Item 6) may be deemed to beneficially own 7,152,952 shares of Common Stock, which represents the Common Stock directly beneficially owned by VCP IV.

     V/V is the record owner of 134,990 shares of Common Stock, or approximately 0.19% of the outstanding shares of Common Stock. All of such 134,990 shares of Common Stock are subject to the Securityholders’ Agreement described under Item 6. V/V shares power to vote such Common Stock with the other Vestar Investors and the Welsh Investors (as defined in Item 6). V/V shares power to dispose of such Common Stock with VAC IV, and no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Stock. By virtue of the relationships described under Item 6, each of the Vestar Investors and the Welsh Investors (as defined in Item 6) may be deemed to beneficially own 134,990 shares of Common Stock, which represents the Common Stock directly beneficially owned by V/V.

     As general partner of the general partner of VCP III, VAC III be deemed to beneficially own 2,315,734 shares of Common Stock held of record by VCP III. As general partner of the general partner of VCP IV and as general partner of the managing member of V/V, VAC IV may be deemed to beneficially own 7,287942 shares of Common Stock in the aggregate held of record by VCP IV and V/V. All of the 9,603,676 shares of Common Stock, which represents (i) 2,315,734 shares of Common Stock held of record by VCP III, (ii) 7,152,952 shares of Common Stock held of record by VCP IV, and (iii) 134,990 shares of Common Stock held of record by V/V, are subject to the Securityholders’ Agreement described under Item 6. Each Vestar Investor and VAC III and VAC IV has shared power to vote such Common Stock as well as 22,973,529 shares of Common Stock held by the Welsh Investors (as defined in Item 6 below), or 32,577,205 shares of Common Stock in the aggregate. The Vestar Investors severally disclaim beneficial ownership of the shares of Common Stock held by the Welsh Investors (as defined in Item 6 below).

     To the best knowledge of the Reporting Persons, except as described in Item 4, none of the Reporting Persons or the individuals named in Schedules A and B to this Schedule 13D has effected a transaction in shares of Common Stock during the past 60 days (other than transactions that may have been effected in the ordinary course of business in an agency or a fiduciary capacity).

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Following the initial public offering of Common Shares and execution of the Contribution Agreement and related contribution agreements, Valor and WCA Management Corporation, a Delaware corporation, certain individuals associated with Welsh Carson Anderson & Stowe listed on the signature pages thereto, Welsh Carson Anderson & Stowe IX, L.P., a Delaware limited partnership, WCAS IX Associates LLC, a Delaware limited liability company, those certain members of WCAS IX Associates LLC listed on the signature pages, hereto, WCAS Capital Partners III, LP, a Delaware limited partnership, Welsh Carson Anderson & Stowe VIII, L.P., a Delaware limited partnership, WCAS VIII Associates LLC, a Delaware limited liability company and certain members of WCAS VIII Associates LLC listed on the signature pages thereto (collectively, the “Welsh Investors”), the Vestar Investors, and certain additional investors listed on the signature pages thereto 9 such additional investors, collectively the “Additional Investors” and, together with the Welsh Investors and the Vestar Investors, collectively the “Investors”) entered into a Securityholders’ Agreement dated as of February 14, 2005 (the “Securityholders’ Agreement”), pursuant to which, subject to the requirements of applicable law and the rules and regulations of any applicable securities exchange, system or market on which the securities of Valor may from time to time be traded, listed or included for trading that would preclude any such person serving in any capacity described below, each of the Welsh Investors and the Vestar Investors agreed to vote all of such investor’s Common Stock and any other voting securities of Valor over which such investor has voting control, to the extent any such securities can be voted for any such purpose, and Valor agreed to take all necessary and desirable actions within its control to support the nomination of such designees (including, without limitation, naming and supporting the election of such designees on Valor’s proxy statements), such that:

(a)	three (3) of Valor’s directors shall be designated by the persons holding a majority of Common Stock held by all the Welsh Investors (the “Welsh Designees”), and each of the Vestar Investors shall vote in favor of the Welsh Designees; provided, however, that the number of Welsh Designees shall be reduced (x) by one (1) to the extent that the Welsh Investors own at least twenty-two percent (22%) but less than forty-four percent (44%) of their Original Holdings, (y) by two (2) to the extent that the Welsh Investors own less than twenty-two percent (22%) of their Original Holdings and (z) by three (3) to the extent that the Welsh Investors no longer own any Common Stock;

(b)	two (2) of Valor’s directors shall be designated by the persons holding a majority of Common Stock held by the Vestar Investors (the “Vestar Designees”), and each of the Welsh Investors shall vote in favor of the Vestar Designees; provided, however, that the number of Vestar Designees shall be reduced (y) by one (1) to the extent that the Vestar Investors own less than fifty percent (50%) of their Original Holdings and (z) by two (2) to the extent that the Vestar Investors no longer own any Common Stock;

(c)	any committees of the Board shall consist of at least one Welsh Designee (for so long as the Welsh Investors own any Common Stock) and one Vestar Designee (for so long as the Vestar Investors own any Common Stock);

(d)	in the event that any Welsh Designee or Vestar Designee for any reason ceases to serve as a member of the Board or any committee thereof during such representative’s term of office, the resulting vacancy on the Board or committee shall be filled by a representative (other than a representative who previously served on such Board and was removed by the Board for cause) designated by the Investors that have the right to designate the director who ceases to serve; and

(e)	the voting provisions granted to the Welsh Investors and Vestar Investors shall apply to persons designated by the applicable Investor group, regardless of how the person who is designated is ultimately nominated for or otherwise submitted to the stockholders of Valor for election to the Board.

     The foregoing summary of the Securityholders’ Agreement is qualified in its entirety by reference to the text of Exhibit 2.

     In connection with the initial public offering of Common Stock of Valor, Valor and the certain of the Investors, including the Vestar Investors, entered into a Purchase Agreement dated February 8, 2005 (the “Purchase Agreement”), pursuant to which the Investors party thereto, including the Vestar Investors, granted an option to the Underwriters (as defined therein) to purchase up to 4,406,250 shares of Common Stock including 1,125,144 shares of Common Stock to be sold by the Vestar Investors. If not exercised, this option will expire on March 10, 2005. The foregoing summary of the Purchase Agreement is qualified in its entirety by reference to the text of Exhibit 3.

Item 7. Material to be filed as Exhibits.

Exhibit 1	Form of Contribution Agreement, incorporated by reference to Exhibit 2.1 to Valor’s Registration Statement on Form S-1 filed on February 3, 2005.

Exhibit 2	Form of Securityholders’ Agreement, incorporated by reference to Exhibit 4.2 to Valor’s Registration Statement on Form S-1 filed on February 3, 2005.

Exhibit 3	Form of Purchase Agreement, incorporated by reference to Exhibit 1.1 to Valor’s Registration Statement on Form S-1 filed on February 3, 2005.

Exhibit 4	Joint filing Agreement among the Reporting Persons dated as of February 24, 2005.

Signature

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

VESTAR CAPITAL PARTNERS III, L.P.
By: Vestar Associates III, L.P.
Its: General Partner
By: Vestar Associates Corporation III
Its: General Partner

By:	/s/ Norman W. Alpert

Name: Norman W. Alpert
Title: Authorized Signatory

VESTAR CAPITAL PARTNERS IV, L.P.
By: Vestar Associates IV, L.P.
Its: General Partner
By: Vestar Associates Corporation IV
Its: General Partner

By:	/s/ Todd N. Khoury

Name: Todd N. Khoury
Title: Authorized Signatory

VESTAR/VALOR, LLC
By: Vestar Associates IV, L.P.
Its: Managing Member
By: Vestar Associates Corporation IV
Its: General Partner

By:	/s/ Todd N. Khoury

Name: Todd N. Khoury
Title: Authorized Signatory

Signature

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

VESTAR ASSOCIATES CORPORATION III

By:	/s/ Norman W. Alpert

Name: Norman W. Alpert
Title: Authorized Signatory

VESTAR ASSOCIATES CORPORATION IV

By:	/s/ Todd N. Khoury

Name: Todd N. Khoury
Title: Authorized Signatory

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS OF

VESTAR ASSOCIATES CORPORATION III

Name, Position, Citizenship	Title and Address
United States,	245 Park Avenue
(Unless Otherwise Indicated)	41st Floor
New York, NY 10167

Daniel S. O’Connell, Director President and CEO

Brian P. Schwartz, Vice President and CFO

Arthur J. Nagle, Vice President

James P. Kelley, Vice President

Robert L. Rosner, Vice President

Norman W. Alpert, Vice President

Sander M. Levy, Vice President

John R. Woodard, Vice President

SCHEDULE B

EXECUTIVE OFFICERS AND DIRECTORS OF

VESTAR ASSOCIATES CORPORATION IV

Name, Position, Citizenship	Title and Address
United States,	245 Park Avenue
(Unless Otherwise Indicated)	41st Floor
New York, NY 10167

Daniel S. O’Connell, President and CEO
Brian P. Schwartz, Vice President and CFO
Jack Feder, Managing Director and General Counsel
Arthur J. Nagle, Managing Director
James P. Kelley, Managing Director
Robert L. Rosner, Managing Director
Norman W. Alpert, Managing Director
Sander M. Levy, Managing Director
John R. Woodard, Managing Director
James L. Elrod, Managing Director
David M. Hooper, Managing Director
Todd N. Khoury, Managing Director
J. Christopher Henderson, Managing Director
Steven M. Silver, Managing Director
Federico Pena, Managing Director